Exhibit 99.3
Form of Proxy Card for Registered Shareholders

2024

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on December 15, 2024.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY CARD

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION AND APPROVAL OF THE FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023.

	FOR	AGAINST	ABSTAIN
1. Ratification and approval of financial statements and the auditor's report for the fiscal year ended on December 31, 2023.	☐	☐	☐

CONTROL NUMBER

Signature________________ Signature, if held jointly________________ Date________, 2024

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

2024 Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on December 16, 2024: This notice of meeting and the accompanying proxy statement are available at https://www.cstproxy.com/ambipar/2024. PROXY & FOLD HERE• 00 NOT SEPARATE• lNSERT lN E.NVE.LOPE PROVIDED &
AMBIPAR EMERGENCY RESPONSE The undersigned appoints Tercio Bor1enghi Junior and Alessandra Sessa Alves de Melo, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of Ambipar Emergency Response held of reoord by the undersigned at the close of business on November 26, 2024 at the Annual Meeting of Stockholders of Ambipar Emergency Response to be held on December 16, 2024, or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF RATIFYING AND APPROVING FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COMEBEFORE THEANNUAL MEETING. THIS PROXY IS SOLICIT ED ON BEHALF OF THE BOARD OF DIRECTORS. (Continued and to be marked, dated and signed, on reverse side)